UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Fluidigm Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

34385P108

(CUSIP Number)

John A. Levin

Levin Capital Strategies, L.P.

595 Madison Avenue, 17th Floor

New York, NY 10022

(212) 259-0800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 2, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34385P108

1	NAME OF REPORTING PERSON

Levin Capital Strategies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,314,997
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

12,424,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,424,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.1%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 34385P108

1	NAME OF REPORTING PERSON

Levin Capital Strategies GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,314,997
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

12,424,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,424,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 34385P108

1	NAME OF REPORTING PERSON

Bi-Directional Disequilibrium Master Fund, Ltd. (f/k/a Levin Capital Trilogy Master Fund, Ltd.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		89,363
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

89,363
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

89,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP No. 34385P108

1	NAME OF REPORTING PERSON

LCS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		89,363
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

89,363
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

89,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 34385P108

1	NAME OF REPORTING PERSON

Levcap Alternative Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		56,820
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

56,820
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 34385P108

1	NAME OF REPORTING PERSON

LCS Event Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		56,820
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

56,820
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 34385P108

1	NAME OF REPORTING PERSON

Safinia Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		19,818
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

19,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 34385P108

1	NAME OF REPORTING PERSON

LCS L/S, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		19,818
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

19,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 34385P108

1	NAME OF REPORTING PERSON

John A. Levin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,314,997
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,000
	10	SHARED DISPOSITIVE POWER

12,424,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,429,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.2%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 34385P108

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended to add the following:

Effective February 28, 2018, Levin Capital Trilogy Master Fund, Ltd. changed its name to Bi-Directional Disequilibrium Master Fund, Ltd. (“Bi-Directional”).

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

The Shares purchased by LCS on behalf of separately managed accounts, including Transamerica Large Cap Value Fund, a registered investment company under the Investment Company Act of 1940, as amended (“Transamerica”), for which LCS acts as sub-investment advisor, were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 12,258,233 Shares held in separately managed accounts that are beneficially owned directly by LCS is approximately $60,347,703, including brokerage commissions.

The Shares purchased by Bi-Directional were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 89,363 Shares owned directly by Bi-Directional is approximately $544,787, including brokerage commissions.

The Shares purchased by Levcap were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 56,820 Shares owned directly by Levcap is approximately $280,825, including brokerage commissions.

The Shares purchased by Safinia were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 19,818 Shares owned directly by Safinia is approximately $107,616, including brokerage commissions.

The Shares purchased by John Levin’s wife were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 5,000 Shares owned directly by John Levin’s wife is approximately $39,359, including brokerage commissions.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Appendix A beneficially owns any securities of the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a)-(d) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 38,647,687 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2017.

11

CUSIP No. 34385P108

A. LCS

(a)  As of the close of business on March 5, 2018, LCS beneficially owned 12,424,234 Shares on behalf of separately managed accounts, including 1,275,129 Shares held by the separately managed account Transamerica.

Percentage: Approximately 32.1%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,314,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,424,234

(c)       The transactions in the Shares by LCS on behalf of separately managed accounts, including Transamerica, since the filing of Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.

B. LCS GP

(a)  As the General Partner of LCS, LCS GP is deemed to beneficially own the 12,424,234 Shares beneficially owned by LCS.

Percentage: Approximately 32.1%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,314,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,424,234

(c)       LCS GP has not undertaken any transactions in the Shares since the filing of Amendment No. 2.

C. Bi-Directional

(a)  As of the close of business on March 5, 2018, Bi-Directional beneficially owned 89,363 Shares.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 89,363 *
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 89,363 *

12

CUSIP No. 34385P108

* As the general partner to Bi-Directional, LCSL has shared voting and dispositive power over these Shares. As the investment advisor to Bi-Directional, LCS has shared voting and dispositive power over these Shares.

(c)       The transactions in the Shares by Bi-Directional since the filing of Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.

D. LCSL

(a)  As the General Partner of Bi-Directional, LCSL is deemed to beneficially own the 89,363 Shares beneficially owned by Bi-Directional.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 89,363 *
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 89,363 *

* As the general partner to Bi-Directional, LCSL has shared voting and dispositive power over these Shares. As the investment advisor to Bi-Directional, LCS has shared voting and dispositive power over these Shares.

(c)       LCSL has not undertaken any transactions in the Shares since the filing of Amendment No. 2.

E. Levcap

(a)  As of the close of business on March 5, 2018, Levcap beneficially owned 56,820 Shares.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 56,820 *
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 56,820*

* As the general partner to Levcap, LCSEP has shared voting and dispositive power over these Shares. As the investment advisor to Levcap, LCS has shared voting and dispositive power over these Shares.

(c)       Levcap has not undertaken any transactions in the Shares since the filing of Amendment No. 2.

13

CUSIP No. 34385P108

F. LCSEP

(a)  As the General Partner of Levcap, LCSEP is deemed to beneficially own the 56,820 Shares beneficially owned by Levcap.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 56,820 *
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 56,820*

* As the general partner to Levcap, LCSEP has shared voting and dispositive power over these Shares. As the investment advisor to Levcap, LCS has shared voting and dispositive power over these Shares.

(c)       LCSEP has not undertaken any transactions in the Shares since the filing of Amendment No. 2.

G. Safinia

(a)  As of the close of business on March 5, 2018, Safinia beneficially owned 19,818 Shares.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 19,818 *
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition:19,818 *

* As the general partner to Safinia, LCSLS has shared voting and dispositive power over these Shares. As the investment advisor to Safinia, LCS has shared voting and dispositive power over these Shares.

(c)       Safinia has not undertaken any transactions in the Shares since the filing of Amendment No. 2.

H. LCSLS

(a)  As the General Partner of Safinia, LCSLS is deemed to beneficially own the 19,818 Shares beneficially owned by Safinia.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 19,818 *
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 19,818 *

14

CUSIP No. 34385P108

* As the general partner to Safinia, LCSLS has shared voting and dispositive power over these Shares. As the investment advisor to Safinia, LCS has shared voting and dispositive power over these Shares.

(c)       LCSLS has not undertaken any transactions in the Shares since the filing of Amendment No. 2.

I. John Levin

(a)  As the Chief Executive Officer of LCS and the Managing Member of each of LCSL, LCSEP and LCSLS, Mr. Levin is deemed to beneficially own 12,424,234 Shares beneficially owned by LCS. Mr. John Levin’s wife beneficially owns an additional 5,000 shares.

Percentage: Approximately 32.2%.

(b)	1. Sole power to vote or direct vote: 5,000
2. Shared power to vote or direct vote: 9,314,997
3. Sole power to dispose or direct the disposition: 5,000
4. Shared power to dispose or direct the disposition: 12,424,234

(c)       The transactions in the Shares by Mr. Levin since the filing of Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Appendix A beneficially owns any securities of the Issuer.

(d)       A separately managed account, Transamerica, a registered investment company under the Investment Company Act of 1940, as amended, for which LCS acts as sub-investment advisor, has the right to receive dividends from, and the proceeds from the sale of, 1,275,129 Shares. Voting and dispositive power over such Shares is deemed to be shared between LCS and Transamerica.

Various other separately managed accounts for whom LCS acts as investment manager have the right to receive dividends from, and the proceeds from the sale of 10,983,104 Shares. Dispositive power over such Shares is shared. Voting power over such Shares is deemed shared between such managed accounts and LCS with respect to 9,314,997 Shares.

15

CUSIP No. 34385P108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2018

Levin Capital Strategies, L.P.

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Chief Executive Officer

Levin Capital Strategies GP, LLC

By:	John A. Levin 2005 GRAT Separation Trust, as Managing Member

By:	/s/ Elisabeth Levin
	Name:	Elisabeth Levin
	Title:	Trustee

Bi-Directional Disequilibrium Master Fund, Ltd.

By:	By: LCS, LLC, its General Partner

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

LCS, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

Levcap Alternative Fund, L.P

By:	By: LCS Event Partners, LLC, its General Partner

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

LCS Event Partners, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

16

CUSIP No. 34385P108

Safinia Partners, L.P.

By:	LCS L/S, LLC, its General Partner

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

LCS L/S, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

/s/ John A. Levin
John A. Levin

17

CUSIP No. 34385P108

Schedule A

Transactions in the Shares Since the Filing of Amendment No. 2

Date	Code	Quantity	Gross Price	Reporting Persons
3/2/2018	Buy	221,174	6.2392	Levin Capital Strategies, L.P.
3/2/2018	Buy	13,745	6.2497	Levin Capital Strategies, L.P.
3/2/2018	Buy	6,327	6.2392	Bi-Directional Disequilibrium Master Fund, Ltd.
3/2/2018	Buy	170	6.25	Levin Capital Strategies, L.P.
3/2/2018	Buy	415	6.25	Levin Capital Strategies, L.P.
3/2/2018	Buy	6,824	6.3735	Levin Capital Strategies, L.P.
3/1/2018	Buy	100	6.6525	Levin Capital Strategies, L.P.
3/1/2018	Buy	1,600	6.7269	Levin Capital Strategies, L.P.
2/28/2018	Buy	8,950	6.797	Levin Capital Strategies, L.P.
2/27/2018	Buy	5,000	6.8673	Levin Capital Strategies, L.P.
2/15/2018	Buy	5,000	7.8558	Levin Capital Strategies, L.P.
2/15/2018	Buy	5,000	7.8558	John Levin’s Wife
2/8/2018	Buy	12,338	5.7398	Levin Capital Strategies, L.P.
2/7/2018	Buy	3,100	5.6087	Levin Capital Strategies, L.P.
2/6/2018	Buy	50,510	5.7414	Levin Capital Strategies, L.P.
2/5/2018	Buy	33,887	5.9157	Levin Capital Strategies, L.P.
2/2/2018	Buy	17,100	6.0521	Levin Capital Strategies, L.P.
2/1/2018	Buy	7,866	6.1152	Levin Capital Strategies, L.P.
1/31/2018	Buy	136,850	6.177	Levin Capital Strategies, L.P.
1/31/2018	Buy	8,175	6.2694	Levin Capital Strategies, L.P.
1/23/2018	Buy	2,995	6.6861	Levin Capital Strategies, L.P.
1/22/2018	Buy	3,876	6.4759	Levin Capital Strategies, L.P.
1/16/2018	Buy	887	6.6829	Levin Capital Strategies, L.P.
1/10/2018	Buy	21	6.1362	Levin Capital Strategies, L.P.
1/10/2018	Buy	35,129	6.1363	Levin Capital Strategies, L.P.*
1/10/2018	Buy	50	6.1364	Levin Capital Strategies, L.P.
1/9/2018	Buy	17,927	6.445	Levin Capital Strategies, L.P.
1/9/2018	Buy	47,434	6.445	Levin Capital Strategies, L.P.*
1/9/2018	Buy	15	6.4453	Levin Capital Strategies, L.P.

* Trade made on behalf of separately managed account Transamerica Large Cap Value Fund.